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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 30780

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/02 (MM/DD/YY) AND ENDING 06/30/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VSR FINANCIAL SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8620 W 110TH STREET, SUITE 200
(No. and Street)

OVERLAND PARK	KS	66210
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

EILEEN M MALONEY 913-498-2900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MILLER HAVILAND KETTER PC, PA
(Name – *if individual, state last, first, middle name*)

1901 W. 47TH PLACE, SUITE 204	WESTWOOD	KS	66205
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 07 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, EILEEN M MALONEY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of VSR FINANCIAL SERVICES, INC., as of JUNE 30, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NORMAJEAN M. KEIP
Notary Public - State of Kansas
My Appt. Expires 6-30-04

Signature

CHIEF FINANCIAL OFFICER
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditors' Report on Internal Control Structure Required by SEC Rule 17-5(a)

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VSR FINANCIAL SERVICES, INC.

STATEMENTS OF FINANCIAL CONDITION
AND SUPPLEMENTARY INFORMATION
AS OF JUNE 30, 2003 AND 2002
WITH INDEPENDENT AUDITORS' REPORT

Filed in accordance with
Rule 17a-5(e)(3)
as a Public Document

VSR FINANCIAL SERVICES, INC.
STATEMENTS OF FINANCIAL CONDITION
AND SUPPLEMENTARY INFORMATION
AS OF JUNE 30, 2003 AND 2002
WITH INDEPENDENT AUDITORS' REPORT

TABLE OF CONTENTS

SUPPLEMENTARY INFORMATION

INTERNAL CONTROL STRUCTURE

MHK Miller Haviland Ketter PC, PA
Certified Public Accountants

Member, American Institute CPA's • Member, Kansas Society CPA's • Member, Missouri Society CPA's • Admitted to Practice U.S. Tax Court

INDEPENDENT AUDITORS' REPORT

Board of Directors
VSR Financial Services, Inc.

We have audited the accompanying statements of financial condition of

VSR FINANCIAL SERVICES, INC.

as of June 30, 2003 and 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of VSR Financial Services, Inc. as of June 30, 2003 and 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As more fully described in Note A, subsequent to the issuance of the company's 2003 financial statements and our report thereon dated August 1, 2003, we became aware that those financial statements understated treasury stock purchases and overstated dividends paid. In our original report we expressed an unqualified opinion on the 2003 financial statements, and our opinion on the revised statements, as expressed herein, remains unqualified.



CERTIFIED PUBLIC ACCOUNTANTS

Westwood, Kansas
November 13, 2003

1901 West 47th Place • Suite 204 • Westwood, KS • 66205 • (913) 432-2727 • Fax (913) 432-2967 • E-Mail (name) @mhkcpas.com

VSR FINANCIAL SERVICES, INC.
STATEMENTS OF FINANCIAL CONDITION
AS OF JUNE 30, 2003 AND 2002

	2003	2002
ASSETS		
Cash	$ 1,232,103	$ 723,477
Receivable from Brokers and Dealers	1,189,418	891,177
Marketable Securities, at fair value	309,933	226,402
Securities Not Readily Marketable, at fair value	234,222	214,222
Other Assets	46,500	45,591
TOTAL ASSETS	$ 3,012,176	$ 2,100,869
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Commissions Payable	$ 978,408	$ 670,762
Accounts Payable	35,916	244,944
Income Taxes Payable	-	46,085
TOTAL LIABILITIES	1,014,324	961,791
STOCKHOLDER'S EQUITY		
Paid In Capital		
Common stock, par value $.001, authorized 10,000,000 shares, 1,309,110 shares issued, 798,510 shares outstanding at 6/30/03, and 842,510 outstanding at 6/30/02. (excluding treasury stock below)	1,309	1,309
Additional paid in capital	602,881	199,361
	604,190	200,670
Retained earnings	2,543,650	1,774,456
	3,147,840	1,975,126
Less: Treasury Stock, at cost, 510,600 shares at 6/30/03 and 466,600 shares at 6/30/02.	(1,149,988)	(836,048)
TOTAL STOCKHOLDER'S EQUITY	1,997,852	1,139,078
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 3,012,176	$ 2,100,869

The accompanying notes are an integral part of these financial statements.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business.

VSR Financial Services, Inc. ["Financial"] is a fully-disclosed, full-service securities broker/dealer and investment advisory services firm founded in 1983. Financial operates through its network of approximately 225 independent representatives and registered advisory agents in 30 states who serve approximately 40,000 clients throughout North America.. It is licensed in all 50 states of the USA, and is a member in good standing of the National Association of Securities Dealers [NASD]. All general securities accounts are insured by the Securities Investor Protection Corporation [SIPC].

Effective June 30, 2003, Financial is a wholly-owned subsidiary of VSR Group, Inc. ["Group"]; the accounts of Group are not presented or otherwise included in these financial statements. For the taxable year ending June 30, 2004 and subsequent years, Financial expects to file consolidated corporation income tax returns wiht Group, but not for the taxable year ended June 30, 2003. Effective January 1, 2003, Group acquired office equipment and the consulting services business formerly owned by SRB Partnership ["SRB"], which is wholly-owned and operated by officers, directors and stockholders of Financial; after 2002, Financial purchases consulting services and leases office equipment from Group, which were formerly provided to Financial by SRB. Financial continues to lease office space from SRB; the accounts of SRB are not presented or otherwise included in these financial statements. Also effective January 1, 2003, Financial acquired The Masters, Inc. ["Masters"] in a business combination accounted for as a purchase; in conjunction with this acquisition, Masters merged into Financial and thereby ceased its separate corporate existence. Prior to the merger, Masters was an investment advisory services firm that was wholly-owned by officers, directors and stockholders of Financial. The results of operations of Masters are included in the accompanying financial statements since the date of acquisition. The total cost of the acquisition was $403,520, which equaled both the fair value and the book value of the net assets of Masters, which were comprised of cash in the amount of $401,583, along with advisory fees receivable, advisory fees payable, and other account balances with a combined net value of $1,937; the transaction was recorded as a $403,520 contribution to additional paid-in capital of Financial.

Treasury Stock and Dividends - Subsequent Discovery of Facts Regarding Acquistion by Parent Company

Subsequent to the issuance of the company's financial statements for the fiscal year ended June 30, 2003, management became aware that, due to delays in obtaining regulatory approval for the transaction, the acquisition of VSR Financial Services, Inc., by VSR Group, Inc., had an effective date of June 30, 2003 rather than the January 1, 2003 effective date originally reported; as a result, acquisitions of 22,000 shares of treasury stock at a cost of $161,480 were not included, and an offsetting $161,480 overstatement of dividends paid occurred as a related consequence. The inclusion of these items in the revised financial statements has the effect of increasing retained earnings by $161,480 without any effect upon net income nor upon total stockholder's equity.

Use of Estimates.

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Revenue and Expense Recognition.

Revenue and expenses in connection with securities transactions are recorded on a trade-date basis. Advisory fee income is recognized upon completion of services rendered; since the Company does not extend credit to its advisory service clients, payment is received at the time of completion in most cases. Asset management fee income is recognized on the accrual basis in the period when earned.

Cash.

Cash consists of demand deposit checking accounts and cash on hand, specifically excluding bank certificates of deposit with original maturities in excess of 90 days.

Marketable Securities.

Marketable securities investments consist of bank certificates of deposit with original maturities of 12 months which are classified as debt securities held to maturity, and also preferred stocks which are classified as equity securities available-for-sale. All marketable securities are carried at fair value; for debt securities, fair value approximates cost.

Securities Not Readily Marketable.

Securities not readily marketable consist of limited interests in limited partnerships and stock warrants, and are stated at fair value equal to cost that does not exceed estimated net realizable value.

NOTE B - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires (1) maintenance of minimum net capital, and (2) that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1; and the rule of "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital requirements at June 30, 2003 and 2002 are summarized as follows:

	2003	2002
Net Capital	$ 1,594,113	$ 822,556
Aggregate Indebtedness	1,014,324	961,791
Minimum Net Capital Required	67,621	64,118
Excess Net Capital at 1500%	1,526,492	758,438
Excess Net Capital at 1000%	1,492,681	726,377
Net Capital Ratio	0.64 to 1	1.17 to 1

The Company is exempt from the cash reserve requirements and remaining provisions of Rule 15c3-3 of the Securities and Exchange Commission as it operates under the limitations of paragraph (k)(2)(ii) of Rule 15c3-3. The requirements of paragraph (k)(2)(ii) provide that the Company clear all transactions with and for customers on a fully-disclosed basis with a clearing broker/dealer and promptly transmit all customer funds and securities to the clearing broker/dealer.

NOTE C - MARKETABLE SECURITIES

Marketable securities consisted of the following as of June 30, 2003 and 2002:

	2003	
	Fair Value	Cost
Debt Securities Held to Maturity		
Certificates of deposit	$ 231,219	$ 231,219
Equity Securities Available for Sale		
Preferred stock	78,714	78,879
TOTAL MARKETABLE SECURITIES	$ 309,933	$ 310,098

	2002	
	Fair Value	Cost
Debt Securities Held to Maturity		
Certificates of deposit	$ 226,402	$ 226,402
Equity Securities Available for Sale		
Preferred stock	-	-
TOTAL MARKETABLE SECURITIES	$ 226,402	$ 226,402

For the fiscal years ended June 30, 2003 and 2002, unrealized losses were $165 and none, respectively.

NOTE D - RECEIVABLES AND CONCENTRATIONS OF CREDIT RISK

Receivable from brokers and dealers is summarized as follows:

	As of June 30,	
	2003	2002
First Clearing Corporation	$ 517,176	$ 389,615
Other brokers and dealers	672,242	501,562
	$ 1,189,418	$ 891,177
Cash balances in excess of federally insured limits	$ 1,163,882	$ 316,162

NOTE E - OPERATING LEASES

The Company leases office space under the terms of a noncancelable operating lease with a third party expiring 2004. Also, the Company leases office space and office equipment under the terms of month-to-month operating leases with related parties disclosed in Notes A and F. Future minimum lease payments under the noncancelable lease agreement totals $17,210 for the fiscal year ending June 30, 2004, and none thereafter.

Following is a summary of rental expense under all operating leases:

	2003	2002
Related party (see Note F)	$ 146,776	$ 138,765
Other	12,086	9,554
	$ 158,862	$ 148,319

NOTE F - RELATED PARTY TRANSACTIONS

The Company leases office space from SRB Partnership and it leases office equipment and purchases consulting services from its parent company, VSR Group, Inc., as disclosed in Notes A and E. Prior to the 2003 acquisition and merger of The Masters, Inc. ["Masters"], disclosed in Note A, the company provided management services to Masters including personnel, office space, computers and supplies. Following is a summary of transactions and balances with related parties for the fiscal years ended June 30, 2003 and 2002:

	2003	2002
Due to officers and to stockholders (included as accounts payable in accompanying balance sheets)	$ 1,200	$ -
Consulting fees paid	$ 44,480	$ 11,000
Management service fees received	$ 160,000	$ 360,000

NOTE G - INCOME TAXES

For the years ended June 30, 2003 and 2002, income taxes paid were $651,800 and $513,741, respectively.

NOTE H - CONTINGENCIES

In the ordinary course of business, the Company becomes party to claims from time to time, most of which relate to sales of securities by representatives of the Company. As of June 30, 2003 and 2002, the Company was party to several such claims; management holds that its positions in each of these matters is meritorious, that it intends to defend its position vigorously, and that it anticipates favorable results. At this time it is not possible to predict the extent of the Company's liability, if any.

NOTE I - DEFINED CONTRIBUTION RETIREMENT PLAN

The Company sponsors a defined contribution 401(k) retirement plan covering all employees age 21 with 1 year of service. Company contributions are discretionary; current policy provides for Company matching contributions equal to 100% of the amount of employee contributions, limited to a total of 6.0% of each participant's compensation. The amounts of retirement contributions expense were $110,478 and $98,727 for fiscal years ended June 30, 2003 and 2002, respectively.

SUPPLEMENTARY INFORMATION

VSR FINANCIAL SERVICES, INC.
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF JUNE 30, 2003 AND 2002

	2003	2002
NET CAPITAL		
Total Stockholders' Equity	$ 1,997,852	$ 1,139,078
Deductions and/or charges:		
A. Nonallowable assets		
Securities not readily marketable	234,222	214,222
Commissions and other receivables	72,490	33,398
Other assets	46,550	44,591
Other deductions and charges	22,253	20,746
	375,515	312,957
Net Capital Before Haircuts on Securities Positions	1,622,337	826,121
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))		
A. Certificates of deposit and preferred stock	28,224	3,565
Net Capital	$ 1,594,113	$ 822,556
AGGREGATE INDEBTEDNESS		
Items Included in Statements of Financial Condition		
Commissions Payable	$ 978,408	$ 670,762
Accounts Payable	35,916	291,029
Total Aggregate Indebtedness	$ 1,014,324	$ 961,791
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum Net Capital Required	$ 67,621	$ 64,118
Excess Net Capital at 1500%	$ 1,526,492	$ 758,438
Excess Net Capital at 1000%	$ 1,492,681	$ 726,377
Ratio: Aggregate Indebtedness to Net Capital	0.64 to 1	1.17 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II of Form X-17A-5 as of June 30, 2003 and 2002)		
Net Capital, as reported in Part II of Company's unaudited FOCUS report	$ 1,594,113	$ 822,556
Net Capital, as computed above	$ 1,594,113	$ 822,556

VSR FINANCIAL SERVICES, INC.
SCHEDULE II - COMPUTATION FOR
DETERMINATION OF RESERVE REQUIREMENTS UNDER
RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEARS ENDED JUNE 30, 2003 AND 2002

The Company operated under the exemptive provisions of paragraph (k)(2)(ii) of Securities and Exchange Commission Rule 15c3-3 throughout the years ended June 30, 2003 and 2002.

VSR FINANCIAL SERVICES, INC.
SCHEDULE III - INFORMATION RELATING TO
POSSESSION OR CONTROL REQUIREMENT UNDER
RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEARS ENDED JUNE 30, 2003 AND 2002

The Company has complied with the exemptive requirements of Rule 15c3-3 of the Securities and Exchange Commission and did not maintain possession or control of any customer funds or securities as of June 30, 2003 and 2002.

MHK MILLER HAVILAND KETTER PC, PA
CERTIFIED PUBLIC ACCOUNTANTS
Member, American Institute CPA's • Member, Kansas Society CPA's • Member, Missouri Society CPA's • Admitted to Practice U.S. Tax Court

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

Board of Directors
VSR Financial Services, Inc.

In planning and performing our audits of the financial statements of VSR Financial Services, Inc., for the years ended June 30, 2003 and 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by VSR Financial Services, Inc., that we considered to be relevant to the objectives stated in rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13; (3) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3; some points of which are not applicable to a company which operates on a fully-disclosed basis.

The management of the company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

1901 West 47th Place • Suite 204 • Westwood, KS • 66205 • (913) 432-2727 • Fax (913) 432-2967 • E-Mail (name) @mhkcpas.com

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2003 and 2002, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.



CERTIFIED PUBLIC ACCOUNTANTS

Westwood, Kansas
November 13, 2003